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www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Clariant

Quarterly Results

Third Quarter 2009, November 4, 2009

Clariant with Improved Operating Profitability and Cash Flow on Weak Demand

- **Sales in Q3 down 14% in local currency and 19% in CHF**
- **Operating income before exceptional items decreased to CHF 107 million from CHF 178 million in the third quarter 2008, but improved from CHF 69 million in the second quarter 2009**
- **Cash flow from operations improved to CHF 193 million from CHF 147 million in the previous-year period**
- **Net debt reduced to CHF 751 million from CHF 1 209 million at year-end 2008**
- **Outlook: For the full year 2009, Clariant expects sales in local currencies to decrease 16-20% compared to 2008. Cash flow is expected to remain strong as a result of ongoing stringent net working capital management. In the traditionally weak fourth quarter, Clariant expects an improved operating income before exceptional items compared to the fourth quarter of 2008**

CEO Hariolf Kottmann commented: "The focus on improving cash flow, decreasing costs and reducing complexity continued to have a positive impact on our results. Sales declines of more than 20% in some businesses indicate that despite a stabilization in demand we are still far from a sustainable recovery. In this environment, our cost savings have not yet been sufficient to fully compensate for the demand weakness. As we need to close the performance gap to our peers and as we don't see a sustainable recovery in our industry in the next quarters, we will continue to implement additional restructuring and cost saving measures."

dlw 11/10

Key Financial Data

	Third quarter				Nine months			
in CHF million	**2009**	**2008**	**% CHF**	**% LC**	**2009**	**2008**	**% CHF**	**% LC**
Sales	1 691	2 094	-19	-14	4 904	6 327	-22	-18
EBITDA before exceptional items	163	242	-33	-28	331	679	-51	-46
- margin	9.6%	11.6%			6.7%	10.7%		
EBIT before exceptional items	107	178	-40	-35	163	488	-67	-61
- margin	6.3%	8.5%			3.3%	7.7%		
EBIT	71	119	-40	-35	3	377	-99	-94
Net loss / income	25	78	-	-	-127	170	-	-
Operating cash flow	193	147			533	174		
Number of employees					18 185*	20 102**		

* as of 30 September 2009 ** as of 31 December 2008

Clariant Q3, 2009 Performance

Muttenz, November 4, 2009 – Clariant, a world leader in specialty chemicals, today announced sales of CHF 1.691 billion in the third quarter, compared to CHF 2.094 billion during the same period in the previous year. This represents a 19% decline in Swiss Francs, and 14% in local currency.

Sales stabilized during the third quarter. Although there was a modest pick up in some businesses and regions, overall demand remained at low levels with no signs of a sustainable upward trend. Volumes declined by 11% and prices were 3% lower compared to the third quarter 2008. Raw material costs were 16% lower compared to the same period a year ago, but 1% higher compared to the second quarter 2009. The costs of capacity underutilization were lower than in the two previous quarters as a consequence of higher utilization rates, the shutting down of plants and a reduction in workforce - either temporarily or permanently.

Despite the pressure on volumes, Clariant maintained a stringent focus on managing its gross margin which increased to 30.1% from 29.4% in the previous-year period.

CFO Patrick Jany commented: "While we have mitigated the impact of the economic crisis on our gross profit, the risk of possible gross margin erosions in the months to come has

risen due to increasing raw material costs. We will closely observe this unfavorable development and defend our margin. If necessary, we are ready to deal with potential volume impacts by further reducing production capacities."

Sales, General & Administration (SG&A) costs decreased to CHF 373 million from CHF 404 million a year ago, basically as restructuring efforts began to show a positive impact on the P&L. As a percentage of sales, SG&A remains high at 22% compared to 19.3% in the previous year period. Despite an improvement in SG&A costs, the lower gross profit led to an operating income before exceptional items of CHF 107 million compared to CHF 178 million in the previous year period. Compared to the second quarter 2009, the operating income before exceptional items further improved from CHF 69 million.

All Divisions contributed to the recovery in operating income before exceptional items over the last three quarters. The Masterbatches Division benefited from a demand recovery that was stronger than in the other Divisions. The Pigments & Additives Division also experienced some recovery of order intake but from an extremely low level in both the first and the second quarter. The stringent focus on restructuring as well as a slight recovery in demand - in particular in the Textiles and Leather businesses - led to an improved profitability of the Textiles, Leather & Paper Chemicals Division. The Functional Chemicals Division benefited from a satisfactory development in its Industrial & Consumer Care and Oil Services businesses.

During the quarter the company continued to invest in restructuring efforts. Overall 1,917 job positions have already been made redundant and a further 800 have been identified. The total headcount of the company by year-end is expected to be below 18,000 compared to 20,102 at the end of 2008.

Restructuring and impairment costs in the third quarter amounted to CHF 38 million and are expected to increase substantially in the remainder of the year. The net income was CHF 25 million, compared to a loss of CHF -61 million in the second quarter. Net income in the third quarter of 2008 was CHF 78 million.

Operating cash flow reached CHF 193 million up from CHF 147 million a year ago. The operating cash flow, accumulated for the first nine months, reached CHF 533 million compared to CHF 174 million in the same period last year. On the one hand, the company's strong cash flow resulted from a continuing focus on decreasing net working capital, mainly through tight inventory management. On the other hand the improvement of the

operating income has increasingly contributed to cash generation and will help to make the achievements more sustainable.

Clariant has further strengthened its balance sheet by increasing its cash position to CHF 995 million, which includes the proceeds of the CHF 300 million convertible bond that was launched in July. Net debt was further reduced to CHF 751 million from CHF 1 209 million at the end of 2008. The company's gearing – net debt divided by equity – was at 38% at the end of the third quarter and vastly improved compared to the end of the year 2008 (61%).

Outlook

Clariant assumes that the global economy will only slowly recover. Consequently, Clariant sales in local currencies are predicted to remain weak until the end of the year, approximately in the range of 16-20% below the previous year.

The company will maintain its focus on cash generation by decreasing its net working capital. At the same time, the cost-saving and restructuring measures will continue to favorably impact operational performance, which will then also increasingly contribute to cash generation. In the traditionally weak fourth quarter, Clariant expects an improved operating income before exceptional items compared to the fourth quarter of 2008

Going forward Clariant will continue its restructuring efforts with estimated restructuring costs of CHF 200-300 million in 2009 and further job reductions in 2009 and 2010.

For 2010, Clariant confirms its target of a sustainable above industry average return on invested capital (ROIC).

Business Discussion Third Quarter

Textile, Leather & Paper Chemicals

	Third quarter				Nine months			
in CHF million	**2009**	**2008**	**% CHF**	**% LC**	**2009**	**2008**	**% CHF**	**% LC**
Sales	425	521	-18	-12	1 217	1 591	-24	-18
EBITDA before exceptional items	37	43	-14	-4	60	141	-57	-49
- margin	8.7%	8.3%			4.9%	8.9%		
EBIT before exceptional items	25	26	-4	9	24	92	-74	-63
- margin	5.9%	5.0%			2.0%	5.8%		
EBIT	27	7	-	-	4	58	-93	-75

Sales in the Textile, Leather and Paper Chemicals Division dropped 12% in local currencies and 18% in Swiss francs. Demand has further stabilized in the third quarter with sales in absolute numbers rising sequentially. Inventories along the value chain have finally reached normal levels. The division also benefited from a less pronounced summer slump than in normal years.

All three businesses showed a similar development in terms of demand albeit with different characteristics. In the Textiles business no clear trend has been established. The Leather business started to recover from the trough seen in the first half 2009. Sales into the automotive and the shoe industry were the main drivers behind the slight improvement. In the Paper business, end-markets remained weak. While volumes recovered somewhat from very low levels in the second quarter, sales prices came under increased pressure.

At the regional level, the stabilization observed was driven by relative strength in Asia where sales volumes reached the previous years' period level. In Latin America local currency sales were moderately lower while Europe and North America stabilized above the extremely low levels from the first half.

Compared to the second quarter the unabsorbed costs due to underutilization of capacities further declined. Therefore the gross margin was slightly higher in a year-on-year comparison and compared to the second quarter. A massive reduction of the division's sales, general and administration costs led to an improved operating margin despite the steep decline in sales.

The division will continue to focus on reducing costs and complexity. Adapting its production site network to the expected lower demand and redefining the service levels provided will help to improve the competitive position of all three businesses.

Pigments & Additives Division

	Third quarter				Nine months			
in CHF million	**2009**	**2008**	**% CHF**	**% LC**	**2009**	**2008**	**% CHF**	**% LC**
Sales	384	510	-25	-21	1 080	1 578	-32	-29
EBITDA before exceptional items	55	91	-40	-38	81	247	-67	-65
- margin	14.3%	17.8%			7.5%	15.7%		
EBIT before exceptional items	39	71	-45	-45	32	189	-83	-82
- margin	10.2%	13.9%			3.0%	12.0%		
EBIT	34	66	-48	-47	-3	167	-	-

The Pigments & Additives division continued to experience generally weak demand for its products with sales down 21% in local currencies and 25% in Swiss francs. Continuing the positive trend that started with the second quarter this year, sales in local currencies improved 6% sequentially. This underlines that destocking in the value chain has come close to an end and that demand is showing a modest recovery.

Third quarter sales in the Coatings Business improved sequentially driven by sound demand in the decorative paints segment and by a small improvement in the demand for pigments used in automotive coatings. In the Specialties business, sales in the Plastics segment continued to recover from the extremely low levels seen at the beginning of the year. Demand for pigments used in special printing applications also improved sequentially from the second quarter as activity in packaging printing and non-impact printing applications continued to recover. Sales in the Base Products Business slightly improved compared to the second quarter mainly as demand for waxes continued to stabilize.

At the regional level, sales in Latin America stood out achieving mid single digit sales growth in local currencies compared to the year ago period and with strong growth sequentially. In contrast, business conditions in Europe and North America did not improve significantly from the previous quarter. Asia was mixed, as business continues to develop well in China, while other regional markets remain weak.

The gross margin was below previous years' level but stabilized sequentially. The operating profitability was below the third quarter 2008. However, the operating margin has significantly improved sequentially thanks to higher sales, better production capacity utilization and lower overhead costs as a number of cost savings initiatives implemented during the year started to have the desired effect. The Division continued to generate strong cash flow thanks to additional reductions in working capital and improved earnings.

The Pigments & Additives division will continue to focus on further efficiency improvements with the aim of lowering costs and improving cash flow generations.

Masterbatches Division

	Third quarter				Nine months			
in CHF million	**2009**	**2008**	**% CHF**	**% LC**	**2009**	**2008**	**% CHF**	**% LC**
Sales	305	338	-10	-4	842	1 020	-17	-13
EBITDA before exceptional items	37	37	0	12	81	114	-29	-22
- margin	12.1%	10.9%			9.6%	11.2%		
EBIT before exceptional items	29	28	4	13	56	89	-37	-31
- margin	9.5%	8.3%			6.7%	8.7%		
EBIT	10	17	-41	-36	25	76	-67	-63

The Masterbatches Division experienced a broad based demand recovery in its businesses from the weak demand levels of the second quarter. Compared to the third quarter of 2008, sales fell 4% in local currencies and 10% in Swiss francs. Masterbatches continued to adjust its production capacities to the expected lower demand levels by selling its Korean operations and optimizing its production network in the United Kingdom.

The mild recovery in the packaging and consumer goods market segments that started in the second quarter has spread to more cyclical sectors such as textiles or automotive. Destocking has moderated but customers are reluctant to rebuild inventories without clear signs for a sustainable improvement in business conditions. The reduction in order sizes led to higher conversion costs, partly offsetting the positive impact from higher capacity utilization rates.

On a regional level, sales in local currency improved in Asia and Latin America. Europe and North America in contrast remained weak without showing any clear trend.

The division successfully defended its gross margin both on a year-on-year comparison and compared to the second quarter. The operating margin before exceptionals improved as a result of a stringent cost management and the structural measures taken in the reporting period.

Going forward, Masterbatches will continue to make structural adjustments and consolidating sites as needed to respond to changing market conditions.

Functional Chemicals Division

	Third quarter				Nine months			
in CHF million	**2009**	**2008**	**% CHF**	**% LC**	**2009**	**2008**	**% CHF**	**% LC**
Sales	577	725	-20	-15	1 765	2 138	-17	-12
EBITDA before exceptional items	68	84	-19	-13	187	236	-21	-12
- margin	11.8%	11.6%			10.6%	11.0%		
EBIT before exceptional items	51	67	-24	-16	139	185	-25	-15
- margin	8.8%	9.2%			7.9%	8.7%		
EBIT	54	66	-18	-11	130	177	-27	-17

Trading patterns in the Functional Chemicals Division continued to follow the trend that has been observed in the second quarter. Sales were down 15% in local currencies and 20% in Swiss francs compared to the third quarter 2008. Compared to the second quarter 2009, however, sales improved. Lower sales prices were offset by a partial recovery in sales volumes. The pressure on sales prices reflects both the raw material costs development as well as the difficult market environment.

Clariant Oil Services had another good quarter in Latin America but business conditions in Europe and North America remained difficult. Asia and the Middle East continued to be solid. A recovery of the oil price supported the business and led to a restart of many exploration projects. In contrast, demand from the mining industry did not markedly improve. Demand in the Industrial & Consumer Care (ICC) Business picked up slightly when compared to the precedent second quarter. The consumer-related businesses stabilized while demand in the industrial businesses picked-up slightly compared to the second quarter. The Crop Protection Business experienced some weakness as the Agrochemicals markets consolidated their recent boom phase.

Capacity utilization in Functional Chemicals was higher in the third than in the second quarter which helped the gross margin to remain stable compared to the second quarter. The early and decisive implementation of restructuring measures brought back the operating margin before exceptionals close to the strong previous years' level.

Demand for Functional Chemicals is expected to continue on the current lower level in the coming months as the economic crisis will continue to weigh on consumer spending. The division will counter these developments by continuously focusing on restructuring. Following this strategy and to streamline the division's portfolio, Clariant sold its United States-based Specialty Silicones business to a private equity firm.

In order to secure growth prospects for the Division selective investments in organic growth are also pushed through. In line with this strategy, Functional Chemicals has opened a surfactants production facility in China to cope with the increasing demand from various end-markets in the region and has announced to bring an additional facility on stream in the year 2011.

- end -

Contacts

Media Relations

Mark Hengel	**Phone:**	+41 61 469 66 53
	E-Mail:	mark.hengel@clariant.com
Arnd Wagner	**Phone:**	+41 61 469 61 58
	E-Mail:	arnd.wagner@clariant.com

Investor Relations

Ulrich Steiner	**Phone:**	+41 61 469 67 45
	E-Mail:	ulrich.steiner@clariant.com

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 18 000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.1 billion in 2008. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com